JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

PECD/JAK

06 October 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


03032639

Dear Sirs

SABMiller plc
Issuer No. 82-4938
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of SABMiller plc in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

September Trading Statement - **Dated 29 September 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

pp. P E C Dexter
Secretary

dlw 10/28

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
C/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York
NY 10286, USA



NEWS RELEASE

Ref: 16/03

SABMiller plc September Trading Statement

London and Johannesburg, 29 September 2003. Prior to the announcement of its interim results due in November, SABMiller plc has provided an update to the trading statement made at the Company's AGM on 30 July 2003.

Group financial performance in the five-month period to 31 August 2003 was strong, with the European, South African and Africa and Asian businesses each delivering good earnings growth. In North and Central America the performance of our businesses has been in line with our previously announced expectations.

Organic volume growth in lager was almost 4% across the Group. In Europe, organic volume was up 8% driven primarily by a strong performance in Russia and higher sales in Czech compared to the same period in the prior year, when sales were affected by the severe flooding. Satisfactory progress is being made with integrating the recent Peroni acquisition into the Group.

The Africa and Asia business delivered a 3% increase in organic volume growth over the prior year despite the negative impact of SARS in China and economic turmoil in Zimbabwe. The East African restructuring initiatives have enhanced the performance of our operation in this region.

In South Africa, beer volumes have continued to grow, and for the period to mid-September were up by 2.5% on the prior year after adjusting for the timing of Easter. Beer continues to gain share of the total liquor market at the expense of wine and spirits.

In North America, Miller Brewing Company volumes trended lower for the period to mid September, in line with expectations, being down some 4.5%. Further restructuring initiatives were commenced during the period, which will assist the cost base going forward.

Economic conditions in both Honduras and El Salvador remain subdued. Whilst beer volumes have grown by almost 3%, competitive pressure in the carbonated soft drink market continues to impact our Central American business, with volumes down 8%. The focus has been on re-energising the CSD brand portfolio and repositioning and re-launching our beer brands, whilst previous cost rationalisation activities are yielding benefits.

Strong business performance assisted by favourable currency movements have led to adjusted earnings per share for the Group showing a satisfactory increase compared with the previous year.

Ends

Notes to Editors

SABMiller plc is one of the world's largest brewers, with 2002/03 lager volumes in excess of 115 million hectolitres. It has a brewing presence in over 40 countries across four continents and a portfolio of strong brands and leading market shares in many of the countries in which it has brewing operations. Outside the USA, SABMiller plc is one of the largest bottlers of Coca-Cola products in the world.

In the year ended 31 March 2003, the group generated US$770 million pre-tax profit from a turnover of US$9,112 million. SABMiller plc is listed on the London and Johannesburg stock exchanges.

Contacts:

Sue Clark
Director of Corporate Affairs
SABMiller plc
Tel: +44 (0) 20 7659 0184
Mob: +44 (0) 7850 285471

Anna Miller Salzman
Head of Investor Relations
SABMiller plc
Tel: +44 (0) 20 7659 0106
Mob: +44 (0) 7973 837070

Nigel Fairbrass
Head of Financial Media
SABMiller plc
Tel: +44 (0) 20 7659 0105
Mob: +44 (0) 7799 894 265

Philip Gawith
The Maitland Consultancy Ltd
Tel: +44 (0) 20 7379 5151
Mob: +44 (0) 7887 954 048

This announcement is available on the company website. www.sabmiller.com